07000733

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wentworth Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 North B Street
(No. and Street)

Fairfield, (City) IA (State) 52556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Nelson 641-472-4773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balmer Nelson Van Mersbergen
(Name – *if individual, state last, first, middle name*)

504 North 4th Street #302 (Address) Fairfield (City) IA (State) 52556 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2007 WASH. D.C. 185

PROCESSED MAR 12 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell J. Posner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wentworth Securities Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wentworth Securities, Inc.

Financial Statements

For the Year Ended

December 31, 2006

BALMER NELSON VAN MERSBERGEN
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 368
FAIRFIELD, IOWA 52556
PHONE 641-472-4773
FAX 641-472-6476

Independent Auditor's Report

Wentworth Securities, Inc.
Fairfield, Iowa 52556

We have audited the accompanying statement of financial condition of Wentworth Securities, Inc. as of December 31, 2006 and the related statement of income, changes in financial condition, changes in stockholders' equity, changes in liabilities, subordinated to claims of creditors, and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. Our audit also included a review of the procedures followed for safeguarding securities. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Wentworth Securities, Inc., as of December 31, 2006 in conformity with accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The statement of the computation of net capital, statement of computation of net capital requirement, and statement of changes in liabilities subordinated to claims of General Creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balmer Nelson Van Mersbergen

Balmer Nelson Van Mersbergen
Certified Public Accountants
Fairfield, IA 52556

February 19, 2007

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OMB Number:	3235-0123
Expires:	October 31, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [X] 26

NAME OF BROKER-DEALER: Wentworth Securities, Inc. [13]

SEC FILE NO.: 8-066991 [14]

FIRM I.D. NO.: 136270 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 North B Street [20]
(No. and Street)

Fairfield [21] IA [22] 52556 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John Nelson [30]

(Area Code) — Telephone No.: 641-472-4773 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of February 20 07

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Balmer Nelson Van Mersbergen [70]

ADDRESS

504 North 4th Street, #302 [71]	Fairfield [72]	IA [73]	52556 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-066991 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 28,090 [200]		$ 28,090 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets Cash-CRD	[535]	493 [735]	493 [930]
12. TOTAL ASSETS	$ 28,090 [540]	$ 493 [740]	$ 28,583 [940]

OMIT PENNIES

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	7,257 [1205]	[1385]	7,257 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of . . . $ [980]		[1410]	[1720]
B. Securities borrowings, at market value from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 7,257 [1230]	$ [1450]	$ 7,257 [1760]

Ownership Equity		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		[1791]
A. Preferred stock		1,000 [1792]
B. Common stock		51,200 [1793]
C. Additional paid-in capital		(30,874) [1794]
D. Retained earnings		21,326 [1795]
E. Total		[1796]
F. Less capital stock in treasury		( ) [1800]
24. TOTAL OWNERSHIP EQUITY		$ 21,326 [1810]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 28,583

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 21,326	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			21,326	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 21,326	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 493	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(493)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 20,833	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 20,833	3750

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	484	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	15,833	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	20,107	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	7,257	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	7,257	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	35	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. *Minimum dollar net capital requirement*, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities Inc.

For the period (MMDDYY) from 1/1/06 [3932] to 12/31/06 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		339	3995
9. Total revenue		$ 339	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		1,010	4195
15. Other expenses		24,379	4100
16. Total expenses		$ 25,389	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (25,050)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (25,050)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (2,126)	4211

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities. Inc.

For the period (MMDDYY) from 1/1/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 39,176	4240
A. Net income (loss)		(25,050)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])	7,200	4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 21,326	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 0	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ 0	4330

OMIT PENNIES

See Accompanying Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wentworth Securities, Inc. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	0 [4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Accompanying Notes to Financial Statements.

Wentworth Securities, Inc
Date 31-Dec-06

File Number 8-066991

Statement of Income

Line 15 (Item #4100) - Other expenses:

Bank Charges	$	104
Consulting		18,000
Dues and Subscriptions		150
Insurance		368
Accounting fees		2,400
Rents		3,357
Total other expenses	$	24,379

Wentworth Securities, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2006

Cash flows from oeprating activities:	
Net loss	$ (25,050)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Net (increase) decrease in receivables and prepaids	(111)
Net increase in payables and accrued expenses	7,257
Net cash used by operating activities	(17,904)
Cash flows from financing activities:	
Capital contributions	7,200
Net cash provided by financing activities	7,200
Net increase (decrease) in cash	(10,704)
Cash at beginning of period	38,794
Cash at end of period	$ 28,090
Supplemental disclosures of cash flow information:	
Interest paid	$ -
Income tax paid	$ -

See accompanying notes to financial statements

No reconciliation of the computation of net capital under Sec.240.15c3-1 or computation for determination of the reserve requirements under Exhibit A of Sec.240.15c3-3 between the most recent un-audited Part IIA submitted and this audit report has been included, as no material differences exist.

Wentworth Securities, Inc.
Notes to the Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies:

Nature of operations - Wentworth Securities, Inc was formed as an Iowa Corporation on December 8, 2004, and was approved to conduct business as a broker dealer by the NASD on January 25, 2006.

Accounting method - The Corporation prepares its financial statements using the accrual method of accounting.

Income taxes – The Company has elected to have its income taxed under Section 1372 of the Internal Revenue Code. This section provides that; in lieu of corporate income taxes, the corporation's shareholders are taxed on their proportionate share of the company's taxable income.

Estimates – The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Common Stock

The company has authorized 1000 shares of no par common stock, all of which has been issued, and is outstanding.

Note 3 – Related Party Transactions

The Company has entered into an expense sharing agreement with another company which shares common ownership with Wentworth Securities, Inc. Under this agreement, the sister company agrees to pay certain expenses incurred by Wentworth Securities, Inc. For the calendar year 2006, the sister company paid $3,357 of expenses for Wentworth Securities, Inc. and that amount has been reported in these financial statements as expense and accounts payable. This twelve month agreement may be renewed annually.

BALMER NELSON VAN MERSBERGEN
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 368
FAIRFIELD, IOWA 52556
PHONE 641-472-4773
FAX 641-472-6476

To Management
Wentworth Securities, Inc.

We have examined the financial statements for Wentworth Securities, Inc., as of December 31, 2006. As part of our examination, we made a study and evaluation of the company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding securities. In addition, we reviewed the practices and procedures followed by the company.

Sec.240.17A-5 states that the scope of the audit and review of the system of internal accounting controls and procedures for safeguarding securities must be sufficient to provide reasonable assurance that any material inadequacies existing at the day of the examination would be disclosed.

Under generally accepted auditing standards and Sec.240.17A-5, the purposes of such studies and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control. The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, the reliability of financial records for preparing financial statements, and in maintaining accountability of assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of the factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without concern for the practicability of corrective action by management within the framework of a cost-benefit relationship. There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control.

In the performance of control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimate and judgments required in the preparation of financial statements.

Our study and evaluation of internal accounting controls for the year ended December 31, 2006, revealed the following matters involving the control environment and procedures for safeguarding customer and firm assets and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006.

Wentworth Securities, Inc. is a closely held corporation with limited opportunity to achieve effective segregation of duties due to its size. In recognition of this problem, management has decided to review, on an unscheduled periodic basis, those areas of the accounting system that are performed by personnel with multiple and incompatible duties, as well as continually monitor existing internal control procedures for compliance. We believe that these procedures are sufficient to establish a basis for reliance on the system of internal accounting control. Other than this problem, we were aware of no other weakness in the internal accounting controls for Wentworth Securities, Inc.

Balmer Nelson Van Mersbergen

Balmer Nelson Van Mersbergen
Certified Public Accountants
Fairfield, Iowa

February 19, 2007

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